iClick Interactive Asia Group Limited

Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong

January 23, 2024

Blake Grady

Tina Chalk

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	iClick Interactive Asia Group Limited
Schedule 13E-3/A filed January 10, 2024 by Jian Tang et al.
File No. 005-90348

Dear Mr. Grady and Ms. Chalk:

This letter is submitted by iClick Interactive Asia Group Limited (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No.1 to Schedule 13E-3, including the amended proxy statement, File No. 005-90348, filed on January 10, 2024 (the “Schedule 13E-3 Amendment No.1”), as set forth in your letter to the Company dated January 17, 2024.

In order to respond to the Staff’s comments and also to bring down certain disclosure to the date of this letter, the Company is also filing via EDGAR under separate cover Amendment No. 2 to the Schedule 13E-3 Amendment No.1 (the “Schedule 13E-3 Amendment No.2”). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13E-3 Amendment No. 2.

For reference purposes, the text of the comments contained in your letter have been reproduced herein (in bold), with the Company’s response below each such comment.

Schedule 13E-3/A filed January 10, 2024

General

1.	Refer to comment three, which we reissue in part. In this respect, we note your statement that “[e]xcept for the disclosure as revised and summarized in the amended proxy statement ... there were no substantive discussions with or presentations by Houlihan Lokey concerning the financial analysis or fairness of the Merger Consideration.” However, Item 1015(a) of Regulation M-A and Item 9 of Schedule 13E-3 require disclosure about any report, opinion or appraisal that is materially related to the transaction, not simply those relating to the financial analysis or fairness of the Merger Consideration. Please revise or advise. Among other matters, your response should make clear whether Houlihan Lokey provided written materials to a filing person or its representatives that have not already been filed as exhibits. If so, but you do not believe those materials must be filed or described in your filing, your response should outline your views on why those materials are not materially related to the going private transaction.

Response: The Company respectfully advises the Staff that except for the fairness opinion delivered to the Special Committee by Houlihan Lokey in connection with the Merger, none of the Special Committee, the Company, or the Company’s affiliates received any other report, opinion, or appraisal from any outside third party that is materially related to the Merger. In response to the Staff’s comment, the proxy statement has been revised to include such statement. Please refer to pages 9 and 53 of the amended proxy statement in the Schedule 13E-3 Amendment No.2.

As disclosed on page 31 of the amended proxy statement in the Schedule 13E-3 Amendment No.2, on May 5, 2023, per the Special Committee’s request, Houlihan Lokey sent an email to Prospera and Ropes and encouraged the Buyer Consortium to submit a revised and improved offer to increase the offer price; in the meeting with the Special Committee on May 24, 2023, Houlihan Lokey further reported to the Special Committee on such offer price increase request. Later on the same date, per the Special Committee’s request at the meeting, Houlihan Lokey sent to the Special Committee an offer price increase case study regarding certain going-private transactions that have been closed since 2020 (the “Case Study”), which sets forth, among other things, initial offer prices, final offer prices and percentages of price increase for each of such transactions. Given all the information in the Case Study is derived from publicly available information and not related to the specifics of the Company, the Company does not believe that the Case Study is materially related to the Merger and needs to be filed or described in the Schedule 13E-3 Amendment No.2. For the Staff’s ease of reference, a copy of the Case Study is being provided to the Staff via email.

* * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3 Amendment No.2;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Schedule 13E-3 Amendment No.2; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Attached hereto as Exhibit A is a similar written acknowledgement by each of Filing Persons other than the Company.

The Company appreciates the Staff’s attention to the review of the Schedule 13E-3 Amendment No.2. Please do not hesitate to contact the undersigned via e-mail at philip.kan@i-click.com or Ms. Denise Shiu of Cleary Gottlieb Steen & Hamilton LLP by telephone at + 86 10 5920 1080 or via e-mail at dshiu@cgsh.com, if you have any questions regarding the Schedule 13E-3 Amendment No.2 or this letter.

Very truly yours,

By:	/s/ Philip Kan
	Name:	Philip Kan
	Title:	Chairperson of the Special Committee of the Board of Directors

cc: Ms. Denise Shiu (Cleary Gottlieb Steen & Hamilton LLP)

Exhibit A

Acknowledgment

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 17, 2024 with respect to the Schedule 13E-3/A, File No. 005-90348 (the “Schedule 13E-3 Amendment No.1”), filed on January 10, 2024 by the Company and the other Filing Persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 2 to the Schedule 13E-3 Amendment No.1 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

●	the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jian Tang

/s/ Jian Tang

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